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                                                                  [LOGO]Celanese

PRESS RELEASE                                     Frankfurter Strasse 111
                                                  61476 Kronberg/Ts.
                                                  Telefax: +49 (0)6107- 772 7231

                          Your Contacts in Europe:
                          Ursula Tober                     Phillip Elliott
                          Phone: +49 (0)6107-772-1794      +49 (0)69-305-33480
                          U.Tober@Celanese.com             P.Elliot@Celanese.com
AUGUST 8, 2002
                          Your Contact in US:

                          Vance Meyer (USA)
                          Phone: +1 972 443-4847
                          VNMeyer@celanese.com

CELANESE CHEMICALS DECLARES FORCE MAJEURE ON ACETYL
PRODUCTS FOR ASIAN CUSTOMERS

     Kronberg, Germany - (CZZ: FSE; CZ: NYSE): Celanese Chemicals was notified on August 7th by its carbon monoxide ("CO") supplier, Singapore Syngas Pte.Ltd. ("SSPL"), that SSPL has declared force majeure on its supply of CO to Celanese's Singapore acetyl production complex. SSPL estimates that CO deliveries will resume at the end of August. As a result of this notification, Celanese Chemicals must declare force majeure on acetic acid and derivative products for its Asian customers.

     Celanese believes that the outage could depress third quarter EBITDA excluding special charges in the mid-teen euro million range, assuming SSPL starts up as notified. However, by year-end Celanese expects that a substantial portion of this amount can be recovered, principally through a captive insurance program and contractual recourse. As a result, this outage should not appreciably affect the company's full year EBITDA excluding special charges outlook.

     "Celanese regrets that it must declare force majeure. We are making every effort to reduce the supply interruptions to our Asian customers with products

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                                                                  [LOGO]Celanese
Press Release
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from other acetyl plant sites in the U.S. and Europe", said John O'Dwyer, Vice
President and General Manager of Acetyls.

     Celanese Chemicals consists of the Acetyl Products and Chemical Intermediates segments of Celanese AG.

     CELANESE AG IS A GLOBAL CHEMICALS COMPANY WITH LEADING POSITIONS IN ITS KEY PRODUCTS AND WORLD CLASS PROCESS TECHNOLOGY. THE CELANESE PORTFOLIO CONSISTS OF FIVE MAIN BUSINESSES; ACETYL PRODUCTS, INTERMEDIATES, ACETATE PRODUCTS, TECHNICAL POLYMERS TICONA AND PERFORMANCE PRODUCTS. THE PERFORMANCE PRODUCTS BUSINESS CONSISTS OF OPP POLYPROPYLENE FILMS, SWEETENERS AND FOOD INGREDIENTS.

     CELANESE GENERATED SALES OF AROUND (EURO) 5.1 BILLION IN 2001 AND EMPLOYS ABOUT 11,800 PEOPLE. THE COMPANY HAS 30 PRODUCTION PLANTS AND FIVE RESEARCH CENTERS IN ELEVEN COUNTRIES MAINLY IN NORTH AMERICA, EUROPE AND ASIA. CELANESE AG SHARES ARE LISTED ON THE FRANKFURT STOCK EXCHANGE (STOCK EXCHANGE SYMBOL CZZ) AND ON THE NEW YORK STOCK EXCHANGE (SYMBOL CZ).

     FORWARD-LOOKING STATEMENTS (STATEMENTS WHICH ARE NOT HISTORICAL FACTS) IN THIS RELEASE ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. INVESTORS ARE CAUTIONED THAT ALL FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THOSE RISKS AND UNCERTAINTIES DETAILED IN CELANESE AG'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, COPIES OF WHICH ARE AVAILABLE FROM THE COMPANY.